99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

03032915

15 October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

OCT 24 2003

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press release - Interpump Group: first half 2003 results

Please feel free to call me if you have any questions at +44 20 7710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Yours sincerely,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dlw 10/29

PRESS RELEASE

Interpump Group: first half 2003 results

Net revenues: up 3% to €277.8 million

Sharp growth in the Cleaning sector: up 16.9%

Three new Directors nominated in the Board

Mr. Giovanni Cavallini, Chief Executive Officer of Interpump Group stated, *"Despite the difficulties in the international economy, consolidated turnover increased 3%, as compared to the first half 2002. The Cleaning sector grew 16.9%. First half results were strongly affected by the Euro's strengthening against the dollar, without which Interpump Group's consolidated revenues would have increased 7.9%."*

Sant'Ilario d'Enza, 16 September 2003 – The Interpump Group Board of Directors met today to approve the first half 2003 report. Three new Directors joined the Board, as a consequence of the resignation, on July 23, 2003, of the three Directors: Francesco Loredan, Paolo Pomé and Pierleone Ottolenghi. The newly nominated Directors are: **Roberto Tunioli** (Independent Director), **Giancarlo De Martis** (Non-executive Director), **Giuseppe Ferrero** (Non-executive Director). Giuseppe Ferrero and Roberto Tunioli have been also nominated members of the Audit Committee, replacing Paolo Pomé and Pierleone Ottolenghi. Giancarlo De Martis joined the Compensation Committee, replacing Francesco Loredan.

Net revenues in the first half 2003 reached €277.8 million, a 3% increase from €269,6 million in the same period in the previous year. **At constant dollars, the increase would have been 7.9%.**

The Cleaning sector grew 16.9%, once again driven by sales in the consumer segment. Turnover in the hydraulic sector contracted 11.6%, mainly due to the decline in sales in the North American market (down 5.8% in local currency, while the translation into euro further reduced revenues); turnover in the other markets was down a slight 1.9%. The industrial sector contracted 12.8% due to both the 13.3% decrease in high-pressure pump sales and the 13.6% decrease in windings and electric motors sales.

Gross industrial margin (EBITDA) for the first half 2003 amounted to €43.2 million (€48.9 million in the first half 2002).

Operating profit (EBIT) amounted to €35.2 million in the first half 2003 (€41.5 million in the first half 2002).

Net profit amounted to €8.1 million in the first half 2003, (€14.3 million in the first half 2002). Net profit in the first half was adversely affected by an **8.2 percentage point increase in the effective tax rate**.

At constant dollars, EBITDA, EBIT and net profit would have amounted to **€47.6 million, €39.4 million** and **€10,7 million**, respectively.

The net financial position shows indebtedness amounting to **€206.3 million**, a €30.9 million increase from €175.4 million as at year-end 2002. **Net of treasury stock, net financial indebtedness** was **€173.1 million**, up from €145.4 million as at year-end 2002. Operating cash flow reached €22.6 million, down from €29.4 million in the first half 2002. The increase in indebtedness was mainly due to the acquisition of further minority stakes in already-controlled subsidiaries pursuant to previous contractual agreements, and the purchase of treasury stock.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 43.446.650I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 -
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

Total consolidated shareholders' equity as at 30 June 2003 amounted to **€184.2 million**, down slightly from €185.2 million a year previously.

Mr. Giovanni Cavallini, Chief Executive Officer of Interpump Group stated, *"Despite the difficulties in the international economy, consolidated turnover increased 3%, as compared to the first half 2002. The Cleaning sector grew 16.9%. First half results were strongly affected by the Euro's strengthening against the dollar, without which Interpump Group's consolidated revenues would have increased 7.9%."*

For further information please contact:
Moccagatta Associati
Tel. +39.02.86451419
Fax +39.02.86452082

INTERPUMP GROUP
RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euros)	*30/06/2003 (six months)*		*30/06/2002 (six months)*		*31/12/2002 (twelve months)*	
Net revenues	277.803	100,0%	269.583	100,0%	492.939	100,0%
Purchases, net of changes in inventories	(129.793)		(122.332)		(219.165)	
Gross industrial margin	*148.010*	*53,3%*	*147.251*	*54,6%*	*273.774*	*55,5%*
Personnel expenses	(45.035)		(44.849)		(88.262)	
Other operating costs	(59.782)		(53.449)		(100.988)	
Gross operating profit	*43.193*	*15,5%*	*48.953*	*18,2%*	*84.524*	*17,1%*
Operating depreciation and amortisation	(7.971)		(7.431)		(15.316)	
Operating profit	*35.222*	*12,7%*	*41.522*	*15,4%*	*69.208*	*14,0%*
Amortisation of goodwill	(4.874)		(4.775)		(9.524)	
Amortisation of the consolidation difference allocated to buildings	(104)		(104)		(208)	
Financial income (charges), net	(4.048)		(4.151)		(8.451)	
Exchange rate differences	(2.748)		(324)		865	
Financial discounts granted to customers	(948)		(826)		(1.623)	
Adjustment of value of investments according to the equity method	(173)		282		211	
Extraordinary income (charges), net	(175)		418		(1.160)	
Profit for the period before taxes and minority interests	*22.152*		*32.042*		*49.318*	
Income taxes	(12.071)		(14.849)		(23.276)	
Net profit before minority interests	*10.081*		*17.193*		*26.042*	
Minority interests	(1.964)		(2.894)		(4.957)	
Net profit for the period	*8.117*	*2,9%*	*14.299*	*5,3%*	*21.085*	*4,3%*

INTERPUMP GROUP
RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euros)	*30/06/2003*		*30/06/2002*		*31/12/2002*	
Trade receivables	110.087		113.076		92.379	
Inventories	99.068		94.201		103.075	
Prepayments and accrued income within one year	3.439		3.182		2.410	
Other receivables, net of deferred tax assets	27.464		13.106		11.769	
Trade payables	(96.067)		(99.540)		(92.741)	
Tax payables due within one year	(25.746)		(18.950)		(7.731)	
Other current liabilities, net of payables for the acquisition of equity investments	(16.550)		(16.003)		(12.810)	
Accrued expenses, net of interest charges	(626)		(682)		(781)	
Net operating working capital	*101.069*	*25,9%*	*88.390*	*24,9%*	*95.570*	*25,9%*
Tangible fixed assets	105.925		93.135		104.504	
Goodwill	141.922		138.842		134.093	
Treasury stock	33.253		26.090		29.967	
Other financial fixed assets	10.730		10.675		10.233	
Other non current assets	20.683		23.050		22.046	
Provisions for risks and charges net of the deferred tax provision on dividends	(7.710)		(7.298)		(9.582)	
Staff severance indemnities	(15.064)		(14.206)		(14.918)	
Payables for the acquisition of equity investments	(258)		(516)		(258)	
Other non current liabilities	(1)		(2.704)		(2.885)	
Total net fixed assets	*289.480*	*74,1%*	*267.068*	*75,1%*	*273.200*	*74,1%*
Total capital employed	*390.549*	*100,0%*	*355.458*	*100,0%*	*368.770*	*100,0%*
Financed by:						
Share capital	43.447		43.055		43.078	
Retained earnings	117.279		106.912		106.563	
Profit for the period	8.117		14.299		21.085	
Total shareholders' equity for the Group	168.843		164.266		170.726	
Minority interests	15.384		20.960		22.636	
Total consolidated shareholders' equity	*184.227*	*47,2%*	*185.226*	*52,1%*	*193.362*	*52,4%*
Cash on hand	(46.304)		(36.269)		(42.958)	
Payables to banks within one year	29.134		20.983		22.464	
Current portion of medium/long term financing	86.565		73.141		81.820	
Accrued interests	1.190		1.822		893	
Total financial debt (cash) within one year	70.585		59.677		62.219	
Medium/long-term financing	135.737		110.555		113.189	
Total net financial debt	*206.322*	*52,8%*	*170.232*	*47,9%*	*175.408*	*47,6%*
Total financial sources	*390.549*	*100,0%*	*355.458*	*100,0%*	*368.770*	*100,0%*